Megan Holdings Ltd.

B-01-07, Gateway Corporate Suites

Gateway Kiaramas

No.1, Jalan Desa Kiara

50480 Mont Kiara

Kuala Lumpur, Malaysia

May 23, 2024

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
Washington, DC 20549
Attn: Juan Grana

Re:	Megan Holdings Ltd.

Draft Registration Statement on Form F-1

Submitted March 29, 2024

CIK No. 0001995075

Dear Mr. Grana,

This letter is in response to your letter on April 8, 2024, in which you provided comments to the Draft Registration Statement on Form F-1 (the “Registration Statement”) of Megan Holdings Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on March 29, 2024. On the date hereof, the Company has submitted Amendment No. 3 to the Registration Statement on Form DRS/A3 (“Form DRS/A3”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.	We note that you have removed certain disclosures which were included in your draft registration statement submitted on November 14, 2023. In particular, we note that you removed your risk factor disclosure and corresponding disclosures in your MD&A regarding your business and operations being indirectly affected by the volatility of prices for shrimp. Given your business model of providing shrimp farm-related maintenance services in Malaysia, please revise to reinstate these disclosures or advise as to why these disclosures were removed.

RESPONSE: We respectfully advise the staff that while the price of shrimp is volatile, the Company’s customers experience sufficient demand all year round for their shrimp, and the Company’s customers have moderate pricing power within the market. Furthermore, these aquaculture farms build and maintained by the Company are versatile and could pivot to rearing other seafood should the price of shrimp fall to record low prices. Furthermore, these contracts signed between the Company and its customers are made with the longer term view in mind, and short term price fluctuations do not, for the most part affect the decision making behind entering into such contracts.

Corporate History and Structure, page 31

2.	We note that your organization chart has been modified to disclose that MMSB will own 80% of MTSB while Tan Chui Fang will own 20% of MTSB. We also note that MTSB was incorporated in Malaysia on March 18, 2024 and has yet to commence any business activities. Please revise to discuss Tan Chui Fang’s role in your organization and to further disclose the business purpose of MTSB.

RESPONSE: We respectfully advise the staff that the main business activities of MTSB will be consultancy and management of projects for process engineering and industrial systems (such as warehouse management system, building management system, etc.), and supply of robotics and automation equipment which is consistent with MTSB’s statutory filings for its business activities. Ms. Tan Chui Fang does not hold an active role in the company and her shareholding interest in MTSB is purely for investment purposes.

Industry, page 65

3.	We note your response to comment 6 and reissue the comment. Given your disclosure that your business model is focused on the shrimp industry in Malaysia, please remove overly broad disclosure relating to the agriculture sector in Malaysia from this section. For example, you provide data for many different crops and livestock, but this does not appear to relate to your current business model or plans. Please also qualify your statements about growth rates of the agriculture industry as a whole. In this regard, where you discuss Historical Market Performance and Growth Forecast for the agriculture sector in Malaysia as a whole, please clarify the portion of this growth that is related to the subsets in which your company operates or intends to operate.

RESPONSE: We respectfully advise the staff that we have removed the overly broad disclosure relating to the agriculture sector in Malaysia, and clarified the portion of growth that is related to the subsets in which our company operates or intends to operate.

Enforceability of Civil Liabilities, page 112

4.	We note your response to comment 8 and reissue the comment in part. Please revise your disclosure here, and in the risk factor on page 15, to discuss the cost and time constraints impacting investors due to the limitations on their ability to effect service of process and enforce civil liabilities outside of the United States, including in Hong Kong.

RESPONSE: We respectfully advise the staff that we have made the relevant revisions in both the risk factor and enforceability of civil liabilities sections to discuss the cost and time constraints impacting investors due to the limitations on their ability to effect service of process and enforce civil liabilities outside of the United States, including in Hong Kong.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Darren Hoo Wei Sern
Darren Hoo Wei Sern
Chairman